PROSPECTUS SUPPLEMENT (to prospectus dated July 1, 2003)	Filed Pursuant to 424(b)(5) File No. 333-106275

The Federative Republic of Brazil

U.S.$500,000,000

10% U.S. Dollar-Denominated Global Bonds due 2011 (“Global Bonds 2011”)

U.S.$824,702,000

8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B

(“Global Bonds 2024” and, together with the Global Bonds 2011, the “global bonds”)

The global bonds will be direct, unconditional, unsecured and unsubordinated external indebtedness of Brazil. The Global Bonds 2024 will mature at par on April 15, 2024. Brazil will pay interest on the Global Bonds 2024 in U.S. dollars on April 15 and October 15 of each year, commencing on October 15, 2003. Interest on the Global Bonds 2024 will accrue from April 15, 2003. The Global Bonds 2011 will mature at par on August 7, 2011. Brazil will pay interest on the Global Bonds 2011 in U.S. dollars on February 7 and August 7 of each year, commencing on February 7, 2004. Interest on the Global Bonds 2011 will accrue from August 7, 2003. Brazil may not redeem the global bonds before maturity.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to substantially all of Brazil’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus, Brazil may amend the payment provisions of a series of global bonds and certain other terms with the consent of the holders of 85% of the aggregate principal amount of the outstanding global bonds of that series.

U.S.$824,702,000 in aggregate principal amount of Global Bonds 2024 and U.S.$373,187,000 in aggregate principal amount of Global Bonds 2011 will be issued pursuant to the recently concluded invitation of Brazil (the “invitation”) to the owners of USD Par Series Z-L Bonds due 2024 (“Par Bonds”), USD Discount Series Z-L Bonds due 2024 (“Discount Bonds”) and USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”), to submit offers to exchange such bonds (collectively the “old bonds”) for global bonds on the terms and subject to the conditions set forth in the prospectus supplement dated July 25, 2003, the accompanying prospectus and the related letter of transmittal. See “The Global Bond Offering—Results of the Invitation” in this prospectus supplement for a summary of the results of the invitation. In addition, U.S.$126,813,000 in aggregate principal amount of Global Bonds 2011 will be issued pursuant to the underwritten offering referred to in this prospectus supplement (the “cash offering” and, together with the invitation, the “global bond offering”).

	Price to Public(1)		Discounts and Commissions(2)		Proceeds to Brazil(1)
Global Bonds 2011 (Cash Offering)		90.4850%		0.3123%		90.1727%
Total	U.S.$	114,746,743	U.S.$	396,037	U.S.$	114,350,706

(1)	Plus accrued interest, if any, from August 7, 2003
(2)	See “Joint Dealer Managers, Joint Book Runners and Settlement Agent; Plan of Distribution” in this prospectus supplement, for a description of the formula used to calculate discounts and commissions.

Application has been made to list the global bonds on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The joint dealer managers for the invitation and the joint book runners for the cash offering are:

JPMorgan	Morgan Stanley

The date of this prospectus supplement is July 30, 2003

In making your investment decision, you should rely only on your examination of Brazil and the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Brazil has not authorized anyone to provide you with different information. This document may only be used where it is legal to offer and sell the global bonds. Brazil is not making an offer of these securities in any state or other jurisdiction where the offer is not permitted.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus. Brazil is furnishing this prospectus supplement and the accompanying prospectus to you solely in the context of the global bond offering. After having made all reasonable queries, Brazil confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it honestly holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

Investors should rely only on the information provided in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. No person is authorized to make any representation or give any information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Any such representation or information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus must not be relied upon as having been authorized by Brazil, JPMorgan or Morgan Stanley, as joint dealer managers for the invitation and joint book runners for the cash offering, Deutsche Bank AG London, as settlement agent for the invitation, or Deutsche Bank Luxembourg S.A. as the Luxembourg exchange agent for the invitation. Please see “General Information—Where You Can Find More Information” for information on the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Brazil is not offering to sell any securities other than the global bonds offered under this prospectus supplement. Brazil is not offering to sell the global bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Brazil has previously filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Brazil’s economic, fiscal or political circumstances may have changed since such dates.

The global bonds described in this prospectus supplement are debt securities of Brazil being offered under registration statement no. 333-106275 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of that registration statement. The accompanying prospectus provides you with a general description of the securities that Brazil may offer, and this prospectus supplement contains specific information about the global bond offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus and contains more recent official and publicly available economic data on Brazil. Consequently, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents (such as Brazil’s annual report on Form 18-K for 2001, which was filed on June 28, 2002, as amended from time to time) contain information regarding Brazil, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Brazil and the global bonds. All of those documents may be inspected at the SEC’s public reference room in Washington D.C. Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov and from the offices of the paying agent in Luxembourg. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “U.S.$” or “$” in this prospectus supplement are to U.S. dollars and references to “R$” are to Brazilian reais.

As used in this prospectus supplement, the term “business day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Brasília, Brazil, and the term “trading day” means any day on which The Depository Trust Company, or “DTC,” the Euroclear System, or “Euroclear,” or Clearstream Banking, société anonyme, or “Clearstream, Luxembourg,” the fiscal agent, the settlement agent, the Luxembourg exchange agent and commercial banks in the State of New York are all open for business.

Investors should note that:

•	The global bonds will be unsecured obligations of Brazil; the Par Bonds and the Discount Bonds are secured as to payment of principal at maturity as well as to payment of a portion of their interest.

•	The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to substantially all of Brazil’s outstanding public external indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” Brazil may, among other things, amend certain key terms of a series of global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding global bonds of that series. Additionally, if an event of default has occurred and is continuing with respect to a series of global bonds, the global bonds of that series may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds of that series. Those provisions are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

•	Each series of global bonds will be a new series of debt securities issued under the fiscal agency agreement and will not be fungible with any of Brazil’s outstanding debt securities. In particular, the Global Bonds 2024 will not be fungible with Brazil’s outstanding 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024.

•	Brazil will cancel the old bonds it acquires pursuant to the invitation. Accordingly, this transaction will reduce the aggregate principal amount of old bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining old bonds that Brazil does not acquire.

None of Brazil, the joint dealer managers, the joint book runners, the settlement agent or the Luxembourg exchange agent has expressed any opinion as to whether the terms of the global bond offering are fair. None of Brazil, the joint dealer managers, the joint book runners, the settlement agent or the Luxembourg exchange agent makes any recommendation that you acquire global bonds pursuant to the global bond offering or refrain from doing so, and no one has been authorized by Brazil, the joint dealer managers, the joint book runners, the settlement agent or the Luxembourg exchange agent to make any such recommendation. You must make your own decision as to whether to acquire global bonds pursuant to the global bond offering or refrain from doing so, and if so, the principal amount of global bonds to acquire.

Until forty days after the date hereof, all dealers effecting transactions in the global bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus. This is in addition to the obligation of these dealers to deliver a prospectus in connection with this distribution with respect to their unsold allotments or subscriptions.

FORWARD-LOOKING STATEMENTS

Brazil has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Brazil’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Brazil undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Brazil cautions you that many factors could affect the future performance of the Brazilian economy. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Brazil;

•	the impact of changes in the credit rating of Brazil;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Brazil’s major export markets; and

•	the decisions of international financial institutions, such as the International Monetary Fund, regarding the terms of their financial assistance to Brazil.

•	Internal factors, such as:

•	general economic and business conditions in Brazil;

•	present and future exchange rates of the Brazilian currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Brazil to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Brazilian domestic interest rates.

SOVEREIGN IMMUNITY AND ARBITRATION

Brazil is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against Brazil. For more information, see “Arbitration and Enforceability” in the accompanying prospectus.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the global bond offering, and the transactions contemplated by the global bond offering, may be restricted by law in certain jurisdictions. If materials relating to the global bond offering come into your possession, you are required by Brazil to inform yourself of and to observe all of these restrictions. The materials relating to the global bond offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the global bond offering be made by a licensed broker or dealer and either joint dealer manager or joint book runner, or any affiliate of either joint dealer manager or joint book runner, is a licensed broker or dealer in that jurisdiction, the global bond offering shall be deemed to be made by such joint dealer manager or joint book runner or such affiliate on behalf of Brazil in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that you should consider before investing in the global bonds. You should read the entire prospectus supplement and the accompanying prospectus carefully.

The Global Bonds

Common Terms

Issuer	The Federative Republic of Brazil.

Denominations	Brazil will issue the global bonds only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Redemption	Brazil may not redeem the global bonds prior to maturity.

Default

The global bonds of each series will contain events of default, the occurrence of which may result in acceleration of Brazil’s obligations under the global bonds of that series prior to maturity, including, without limitation, Brazil’s obligation to pay the outstanding principal amount (that is, the par value) of such global bonds, upon notice by holders of at least 25% of the aggregate principal amount of the outstanding global bonds of that series. See “Description of the Global Bonds—Default; Acceleration of Maturity” in this prospectus supplement and “Collective Action Securities—Acceleration of Maturity” in the accompanying prospectus.

Collective Action Clauses

The global bonds will be designated Collective Action Securities as described in the accompanying prospectus and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to substantially all of Brazil’s outstanding public external indebtedness. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Brazil may, among other things, amend certain key terms of a series of global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding global bonds of that series. Additionally, if an event of default has occurred and is continuing, the global bonds of a series may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds of that series. These provisions are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Taxation

The Global Bonds 2011 will be issued with original issue discount. Brazil expects that the Global Bonds 2024 also will be issued with original issue discount. For a discussion of the Brazilian and United States tax consequences associated with the global bonds, see “Taxation—Brazilian Taxation” and “—United States Federal Income and Estate Taxation” in this prospectus supplement and “Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Further Issues

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of either series of global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds of that series have as of the date of issuance of such additional debt securities. See “Description of the Global Bonds—Further Issues” in this prospectus supplement and “Collective Action Securities—Further Issues of Debt Securities of a Series” in the accompanying prospectus.

Governing Law

The global bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Federative Republic of Brazil.

Form and Settlement

Brazil will issue each series of global bonds in the form of one or more fully registered global securities registered in the name of a nominee of DTC and deposit the global securities with a custodian for DTC. You may hold a beneficial interest in global securities through DTC, Euroclear or Clearstream, Luxembourg, directly as a participant in one of those clearing systems or indirectly through financial institutions that are participants in any of those systems.

As an owner of a beneficial interest in global securities, you will generally not be entitled to have the global bonds registered in your name, will not be entitled to receive certificates in your name evidencing the global bonds and will not be considered the holder of any global bonds under the fiscal agency agreement for the global bonds.

Listing	Application has been made to list the global bonds on the Luxembourg Stock Exchange.

Fiscal Agent

The global bonds will be issued pursuant to a fiscal agency agreement, dated as of November 1, 1996, as amended as of April 28, 2003, between Brazil and JPMorgan Chase Bank, as fiscal agent, paying agent, transfer agent and registrar.

Jurisdictions

Brazil is making the global bond offering only in those jurisdictions where it is legal to make such offers. See “Certain Legal Restrictions,” “Joint Dealer Managers, Joint Book Runners and Settlement Agent; Plan of Distribution” and “Jurisdictional Restrictions.”

Global Bonds 2011

Securities Offered	10% U.S. Dollar-Denominated Global Bonds due 2011.

Maturity	The Global Bonds 2011 will mature on August 7, 2011.

Interest	The Global Bonds 2011 will bear interest from August 7, 2003 at 10% per year. Brazil will pay interest semi-annually in arrears on February 7 and August 7 of each year, commencing on February 7, 2004.

New Series of Debt Securities	The Global Bonds 2011 will be a new series of debt securities issued under the fiscal agency agreement.

Global Bonds 2024

Securities Offered	8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B.

Maturity	The Global Bonds 2024 will mature on April 15, 2024.

Interest

The Global Bonds 2024 will bear interest from April 15, 2003, at 8 7/8% per year. Brazil will pay interest semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2003.

New Series of Debt Securities

The Global Bonds 2024 will be a new series of debt securities issued under the fiscal agency agreement and will not be fungible with Brazil’s outstanding 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024.

USE OF PROCEEDS

The net proceeds to Brazil from the sale of the Global Bonds 2011 pursuant to the cash offering will be approximately U.S.$114,196,743, after deduction of commissions and expenses estimated to be U.S.$550,000. Brazil intends to use the net cash proceeds of the sale of Global Bonds 2011 pursuant to the cash offering to refinance the internal debt of Brazil at a lower cost and for a longer term.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2001 on Form 18-K filed with the SEC on June 28, 2002, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Economic Developments

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to U.S.$1.00 on June 28, 2002 to R$3.4285 to U.S.$1.00 on July 31, 2002 and to R$3.8949 to U.S.$1.00 on September 30, 2002 before reaching a low of R$3.9552 to U.S.$1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to U.S.$1.00 on December 31, 2002 and R$2.9656 to U.S.$1.00 on May 30, 2003. On July 23, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8878 to U.S.$1.00.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The broad consumer rate index (IPCA), which the Central Bank uses for inflation-targeting purposes, began to accelerate in October 2002, increasing 1.3% in October 2002, 3.0% in November 2002, 2.1% in December 2002 and 2.3% in January 2003. As a result, the inflation rate, as measured by IPCA, increased from 7.7% for the 12 months ending June 30, 2002 to 12.5% for the 12 months ending December 31, 2002 and to 16.6% for the 12 months ending June 30, 2003.

The Central Bank responded by increasing its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. The IMF also announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of 22.8 billion in special drawing rights, or SDR (approximately U.S.$32.4 billion as of May 31, 2003), to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. The IMF has completed three reviews under the new facility, in which the IMF found that Brazil had fulfilled all performance criteria under its letter of intent. As of June 30, 2003, Brazil had made purchases totaling SDR 14.15 billion (approximately U.S.$20.1 billion) under the facility.

The depreciation in the value of the real and the increases in the Over/Selic interest rate target in late 2002 and early 2003 increased the outstanding amount of Brazil’s public sector debt, much of which is indexed to the

real-U.S. dollar exchange rate or the Over/Selic rate. Brazil’s net public sector debt rose from R$660.9 billion (or 52.6% of GDP) on December 31, 2001 to R$881.1 billion (or 56.5% of GDP) on December 31, 2002 and R$904.4 billion (or 56.6% of GDP) on February 28, 2003. The Over/Selic rate stabilized in March 2003 at 26.5%, before being reduced to 26.0% on June 18, 2003 and 24.5% on July 23, 2003. Brazil’s net public sector debt declined to R$888.1 billion (or 55.3% of GDP) on March 31, 2003 and R$858.4 billion (or 53.6% of GDP) on May 31, 2003.

Recent Political Developments

After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003. As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the country. He has also advocated reforms of the tax and pension systems and amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target from 3.75% of GDP in 2002 to 4.25% of GDP in 2003, 2004 and 2005.

Mr. da Silva’s proposed pension reforms include:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows of civil servants of 70% of the amount to which the deceased spouse would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,058 per month; and

•	a cap on pensions paid to private sector retirees of R$2,400 per month.

Mr. da Silva’s tax reforms include the elimination of certain taxes and the replacement of the state tax on the circulation of goods and services (ICMS) with a value-added tax at uniform rates for all states.

The state governors have agreed on the guiding principles for the proposed pension and tax reforms. Certain of these reforms will require amendments to Brazil’s federal Constitution. On April 30, 2003, the Government submitted to the Congress legislation intended to implement these reforms.

Mr. da Silva is a member of the Workers’ Party (Partido dos Trabalhadores, or PT). Following the October 2002 elections, Mr. da Silva’s party held 90 out of the 513 seats in the Chamber of Deputies and 10 out of the 81 seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party and five smaller parties, including the Brazilian Progressive Party or PPB and the Brazilian Workers Party or PTB. Mr. da Silva’s coalition consists of 287 members (55.9%) of the Chamber of Deputies and 32 members (39.5%) of Senate. Because his coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments, Mr. da Silva’s success in enacting his initiatives will depend on his ability to form and maintain alliances with other major parties in the Congress. On May 27, 2003, the Partido do Movimento Democrático Brasileiro, or PMDB, the largest party in the Senate and the third largest party in the Chamber of Deputies, decided to ally itself with Mr. da Silva’s coalition, giving Mr. da Silva’s coalition a potential majority in both houses of the Congress. The success of Mr. da Silva’s initiatives will also be influenced by public opinion towards the reforms and the strength of any opposition to the reforms by affected interest groups.

Balance of Payments; Foreign Trade; International Reserves

Brazil registered a trade surplus of approximately U.S.$13.1 billion in 2002, versus a trade surplus of approximately U.S.$2.6 billion in the previous year. The improvement in the trade balance in 2002 resulted, in large part, from a 3.7% growth in exports and a 15.0% decline in imports caused by the depreciation of the real. The increase in the trade balance was sufficient to reduce the current account deficit to approximately U.S.$7.7 billion (1.7% of GDP) in 2002 from approximately U.S.$23.2 billion (4.6% of GDP) in 2001. However, net foreign direct investment fell to U.S.$16.6 billion in 2002 from U.S.$22.5 billion in 2001, resulting in a balance of payments surplus of approximately U.S.$302 million, compared with a U.S.$3.3 billion balance of payments surplus in 2001.

During the first five months of 2003, Brazil registered an accumulated trade surplus of approximately U.S.$8.0 billion, the largest surplus registered for the first five months of any year, versus an accumulated trade surplus of approximately U.S.$1.9 billion for the corresponding period in 2002. Exports for the first five months of 2003 totaled U.S.$27.1 billion, a record high and a 29.3% increase over the corresponding period in 2002, while imports totaled U.S.$19.1 billion, roughly equal to the levels recorded in the corresponding period in 2002. The improvement in the trade balance during the first five months of 2003 resulted in an accumulated current account deficit of approximately U.S.$2 million, compared to a deficit of approximately U.S.$7.1 billion for the corresponding period in 2002. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately U.S.$4.0 billion for the first five months of 2003, compared with a U.S.$3.3 billion balance of payments deficit for the corresponding period in 2002.

Preliminary trade figures for June 2003 indicate that Brazil registered a trade surplus of approximately U.S.$2.4 billion, based on exports totaling U.S.$5.9 billion and imports totaling U.S.$3.5 billion. The U.S.$2.4 billion trade surplus is the highest for June of any year. The trade surplus for the first six months of 2003 was approximately U.S.$10.4 billion, which was the highest registered for the first half of any year, compared to a U.S.$2.6 billion surplus in the same period of the previous year. Exports for the first six months of 2003 totaled approximately U.S.$33.0 billion, a 31.7% increase over the corresponding period of the previous year. Exports of manufactured, semi-manufactured and basic goods were at record levels for the first six months of 2003, registering $17.7 billion, $5.0 billion and $9.6 billion, respectively. Imports for the first six months of 2003 totaled approximately U.S.$22.6 billion, roughly equal to the corresponding period in 2002.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at U.S.$37.8 billion on December 31, 2002 and U.S.$48.0 billion on June 30, 2003.

Total Brazilian external debt stood at U.S.$210.7 billion as of December 31, 2002, excluding intercompany loans. Out of this amount, U.S.$187.3 billion constituted medium- and long-term debt and U.S.$23.4 billion represented short-term debt. External debt of the private sector and the public financial sector amounted to U.S.$100.3 billion, while external debt of the public nonfinancial sector totaled U.S.$110.4 billion on the same date.

Interbank credit lines declined significantly in the aftermath of Argentina’s default in respect of certain of its external debt, but this trend reversed itself during the first quarter of 2003. Interbank credit lines totaled U.S.$14.7 billion as of May 31, 2003.

External financing needs, defined as the difference of the current account deficit minus net foreign direct investment, has been negative since January 2002, totaling negative U.S.$11.2 billion for the twelve months ending May 31, 2003. This means that Brazil received more through net foreign direct investment than was required to finance the current account deficit during the 12-month period ending May 31, 2003.

Gross Domestic Product

Brazil’s GDP grew by 1.5% in 2002, compared with a 1.4% increase in 2001 and a 4.4% increase in 2000. A large part of the GDP increase in 2002 was attributable to the agricultural sector, which grew by 5.8%, as well as to strong growth in the oil and communications sectors. Growth in the industrial and services sectors was 1.5% and 1.5%, respectively.

Brazil’s GDP growth was flat during the first quarter of 2003, falling 0.1% relative to the fourth quarter of 2002. The agricultural sector rose 3.7% during the first quarter of 2003, but the industrial sector declined 2.2%. Growth in the services sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001 and 12.5% in 2002. The IPCA rate rose 0.6% in May 2003 but fell 0.2% in June 2003, yielding an increase of 16.6% for the twelve months ended June 30, 2003.

The inflation rate (as measured by GPI-DS) rose 1.6% in February 2003, 1.7% in March 2003 and 0.4% in April 2003, but fell 0.7% in May 2003 and 0.7% in June 2003, yielding an increase of 26.9% for the twelve months ended June 30, 2003.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to U.S.$1.00 on December 31, 2002, R$3.5258 to U.S.$1.00 on January 31, 2003, R$3.5632 to U.S.$1.00 on February 28, 2003, R$3.3531 to U.S.$1.00 on March 31, 2003, R$2.8898 to U.S.$1.00 on April 30, 2003, R$2.9656 to U.S.$1.00 on May 30, 2003, R$2.8720 to U.S.$1.00 on June 30, 2003 and R$ 2.8878 to U.S.$1.00 on July 23, 2003.

As the real depreciated against the U.S. dollar during the second half of 2002, the Central Bank intervened in the foreign exchange markets to provide liquidity to those markets. The intervention took three forms: (i) direct intervention in the spot market totaling U.S.$5.8 billion during the period from July to October 2002; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters in the amount of U.S.$1.5 billion during the period from August to October 2002, in order to compensate for a reduction of credit lines provided by foreign banks.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas increased from 11.2% in January 2003 to 13.0% in June 2003.

Effective April 1, 2003, the national minimum monthly wage rose 20% to R$240 from R$200 pursuant to Provisional Measure No. 116 of April 2, 2003.

Foreign Investment

Net foreign direct investment totaled approximately U.S.$16.6 billion in 2002 (3.6% of GDP), compared with approximately U.S.$22.5 billion of such investment registered in 2001 (4.4% of GDP).

During the first five months of 2003, net foreign direct investment totaled approximately U.S.$3.3 billion, compared with approximately U.S.$8.1 billion of such investment registered during the same period in 2002.

Electricity Sector

The depreciation of the real has also affected the energy sector, which has not been able to pass through all of its foreign exchange-related costs to consumers because of the Government’s regulation of energy tariffs. As a result of the depreciation of the real, (i) energy purchased by Brazilian power distributors from Itaipú, the large hydroelectric generation project jointly run by Brazil and Paraguay, became more expensive because such energy is priced in U.S. dollars, and (ii) debt service in respect of foreign exchange-denominated loans increased. Power distribution companies were unable to pass all of these increased expenses to consumers, which, together with reduced demand arising from mandated power rationing in 2001 and 2002, resulted in substantial losses to the energy sector in 2002. To assist power distributors experiencing losses because of the Government’s decision to defer until 2004 a full adjustment of energy tariffs to reflect these increased costs, the Government has agreed to lend the affected distributors up to R$1.9 billion. On May 29, 2003, the Government announced that the National Bank for Economic and Social Development, or BNDES, would loan up to a total of R$1.15 billion to power distributors in Brazil. The R$1.15 billion credit is part of the R$1.9 billion in loans that the Government has agreed to make available to power distributors in Brazil.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During the first quarter of 2003, the Central Bank continued to adjust its reserve requirements. On February 19, 2003, the Central Bank raised its reserve requirement for demand deposits to 60% from 45%.

The National Monetary Council of Brazil also introduced other measures to strengthen the Brazilian financial and capital markets, including mandatory periodic replacement of independent auditors of financial institutions and certain measures relating to transfers of control and mergers of financial institutions.

On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. This amendment will, among other things, permit regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members of each house of the National Congress.

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic rate target from 26.5% to 26.0% on June 18, 2003 and further to 24.5% on July 23, 2003.

Public Finance

Brazil’s accumulated consolidated public sector primary surplus in 2002 totaled R$52.4 billion (or 4.0% of GDP), up from R$43.7 billion (or 3.6% of GDP) in 2001. Brazil’s nominal interest expense rose to R$114.0 billion (or 8.6% of GDP) in 2002 from R$86.4 billion (or 7.2% of GDP) in 2001. The result was an increase in the accumulated consolidated public sector nominal deficit to R$61.6 billion (or 4.7% of GDP) in 2002 from approximately R$42.8 billion (or 3.6% of GDP) in 2001.

The following table sets forth revenues and expenditures of the Government in 2001 and 2002, and as projected in the budget for 2003:

Primary Result of the Central Government and 2003 Budget(1)

	Year Ended December 31
	2001		2002		2003 Budget
	(in billions of reais)
1—Total Revenues	R$	271.9	R$	321.9	R$	352.8
1.1—Treasury revenue		209.8		250.9		273.5
1.1.1—Administrative revenue		190.1		233.5		242.7
1.1.2—Refunds		(6.1)		(8.4)		0
1.1.3—Direct taxes		0		0		0
1.1.4—Other revenues		26.0		26.0		30.8
1.1.5—Fiscal incentives		(0.2)		(0.2)		0
1.2—Social security receipts		62.5		71.0		79.3
2—Total Expenditures		249.2		291.1		320.1
2.1—Treasury expenditures		173.9		203.1		221.6
2.1.1—Transfers to States and municipalities		46.0		56.1		54.3
2.1.2—Expenditures of the Federal Administration		123.4		144.1		163.3
2.1.3—Subsidies and subventions		4.6		2.9		4.0
2.2—Social security benefits		75.3		88.0		98.5
3—Primary Result(2)		21.7		30.0		32.7
3.1—Federal Government result (1-2)		22.4		30.8		32.7
3.1.1—National Treasury (1.1-2.1)		35.3		47.8		51.9
3.1.2—Social security (1.2-2.2)		(12.8)		(17.0)		(19.2)
3.2—Central Bank result		(0.7)		(0.8)		n.a
4—Financing Requirement(3)		(22.0)		(30.8)		n.a
5—Errors and Omissions(3)		(0.4)		2.4		n.a

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	Above the line. Surplus/(deficit).
(3)	(Surplus)/deficit.
Source: Ministry of Finance/National Treasury Secretariat and Central Bank

As of May 31, 2003, Brazil’s accumulated consolidated public sector primary surplus was R$37.0 billion (5.7% of GDP), compared with R$23.5 billion accumulated consolidated public sector primary surplus for the corresponding period in 2002. The accumulated consolidated public sector nominal deficit was R$28.3 billion as of May 31, 2003 (4.4% of GDP), 79.7% higher than the R$15.8 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2002.

Public Debt

Brazil’s net public sector debt stood at R$881.1 billion (or 56.5% of GDP) on December 31, 2002, up from R$660.9 billion (or 52.6% of GDP) on December 31, 2001. Brazil’s consolidated net public sector external debt stood at R$226.8 billion on December 31, 2002.

On May 31, 2003, Brazil’s net public sector debt stood at R$858.4 billion (or 53.6% of GDP). On May 31, 2003, Brazil’s consolidated net public sector external debt was R$194.6 billion.

On May 31, 2003, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$202.6 billion (30.7% of all federal debt securities), a reduction from the approximately R$230.6 billion (33.6% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (41.9% of all federal debt securities) on December 31, 2002 to R$336.9 billion (51.0% of all federal debt securities) on May 31, 2003, while fixed rate federal debt securities increased from R$13.7 billion (2.0% of all federal debt securities) on December 31, 2002 to R$21.6 billion (3.3% of all federal debt securities) on May 31, 2003.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In May 2003, the average tenor of Brazil’s domestic debt securities was 31.9 months, a reduction from the average tenor of 33.2 months in December 2002, but an increase from the average tenor of 29.9 months in December 2000.

On June 28, 2002, the Federal Senate approved an increase to U.S.$40 billion (or its equivalent in another currency) in the aggregate principal amount of bonds that Brazil is permitted to issue under its Program for the Issuance and Sale of National Treasury Bonds Abroad. The proceeds of any bonds issued under that program are to be used to refinance internal indebtedness of Brazil at a lower cost and for a longer term. The previous limit on Brazil’s borrowing authority under the program was U.S.$30 billion (or its equivalent in another currency).

Brazil completed offerings of U.S.$2.25 billion aggregate principal amount of U.S. dollar-denominated bonds on May 6, 2003 and June 17, 2003. These issues differed from Brazil’s other global bond issues in that the new bonds included provisions known as “collective action clauses,” which permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding bonds. Additionally, if an event of default has occurred and is continuing with respect to the bonds of any series, such bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding bonds of that series.

THE GLOBAL BOND OFFERING

Terms of the Global Bond Offering

On July 25, 2003, Brazil commenced an invitation to holders of old bonds to submit one or more offers to exchange such old bonds for global bonds, on the terms and subject to the conditions set forth in the prospectus supplement dated July 25, 2003 to the prospectus dated July 1, 2003 and the related letter of transmittal. The invitation expired at 2:00 P.M., New York City time, on July 29, 2003.

In addition, Brazil is offering Global Bonds 2011 for cash pursuant to the cash offering. The initial public offering price per U.S.$100 principal amount of Global Bonds 2011 to be sold pursuant to the cash offering is equal to the “Global Bond Issue Price” for the Global Bonds 2011 issued pursuant to the invitation.

Results of the Invitation

Pursuant to the invitation, Brazil expects to issue U.S.$824,702,000 aggregate principal amount of Global Bonds 2024 and U.S.$373,187,000 aggregate principal amount of Global Bonds 2011. In addition, Brazil expects to pay an aggregate amount of U.S$14,025,854 in cash for accrued but unpaid interest on the old bonds exchanged pursuant to the invitation and an aggregate amount of U.S.$76,724 in cash as a result of rounding of the global bonds issuable pursuant to the invitation.

The following table sets forth:

•	the aggregate original principal amount of each type of old bonds to be acquired in exchange for global bonds pursuant to the invitation; and

•	the aggregate principal amount of global bonds of each series expected to be issued in exchange for each type of old bonds pursuant to the invitation.

	Aggregate Original Principal Amount of Old Bonds Accepted for Exchange	Aggregate Principal Amount of Global Bonds to Be Issued in Exchange for Old Bonds
Type of Old Bonds		Global Bonds 2024	Global Bonds 2011
Par Bonds	U.S.$449,136,000	U.S.$292,794,000	U.S.$132,491,000
Discount Bonds	U.S.$838,437,000	U.S.$531,908,000	U.S.$240,696,000
C Bonds	U.S.$0	U.S.$0	N/A

Brazil is not accepting any exchange offers of C Bonds pursuant to the invitation.

The invitation expired on July 29, 2003, and Brazil announced the results of the invitation on July 30, 2003, by press release issued to the news services. In addition, Brazil will notify the Luxembourg Stock Exchange of the results of the invitation and publish a notice in the Luxemburger Wort.

The Cash Offering

Brazil is offering Global Bonds 2011 for cash in an aggregate principal amount of US$126,813,000 pursuant to the cash offering. The initial public offering price per U.S.$100 principal amount of Global Bonds 2011 to be sold pursuant to the cash offering is U.S.$90.485, which amount is the “Global Bond Issue Price” for the Global Bonds 2011 issued pursuant to the invitation. For additional information about the cash offering, see “Joint Dealer Managers, Joint Book Runners and Settlement Agent; Plan of Distribution.”

Settlement

The settlement date for the global bond offering will be August 7, 2003.

On the settlement date:

•	If Brazil has accepted your exchange offer, you, as the identified account holder, or Euroclear or Clearstream, Luxembourg, on your behalf, as the case may be, must deliver to Brazil good and marketable title to your old bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind.

•	In return you will receive, as applicable:

•	solely by credit to the Euroclear or Clearstream, Luxembourg account in which your old bonds being exchanged were held, the global bonds to which you are entitled; and

•	solely by same-day credit to the Euroclear or Clearstream, Luxembourg account in which your old bonds being exchanged were held, the cash to which you are entitled pursuant to the terms of the invitation.

•	If you are purchasing Global Bonds 2011 for cash pursuant to the cash offering, you will pay the purchase price in immediately available funds, in accordance with standard settlement procedures applicable to such offerings, and in return you will receive, solely by credit to the account you designated to the joint book runners, the Global Bonds 2011 to which you are entitled.

The determination by Brazil of the “Clearing Price,” “Global Bond Issue Prices,” global bond yields and any other calculation or quotation made with respect to the global bond offering shall be conclusive and binding on you, absent manifest error.

See “Global Clearance and Settlement” for a description of settlement procedures.

Market for the Old Bonds and Global Bonds

Brazil intends to cancel all old bonds acquired by it pursuant to the invitation. Accordingly, the exchange of old bonds of any type pursuant to the invitation will reduce the aggregate original principal amount of old bonds of such type that otherwise might trade in the public market, which could adversely affect the liquidity and market value of the remaining old bonds of that type not offered or accepted pursuant to the invitation. Old bonds not exchanged pursuant to the invitation will remain outstanding.

The Global Bonds 2011 and the Global Bonds 2024 are each a new issue of securities with no established trading market. Brazil has been advised by the joint dealer managers that they intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. Application has been made to list the global bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the global bonds. The prices at which the global bonds will trade in the secondary market is uncertain.

Certain Other Matters

Brazil reserves the right following completion or cancellation of the global bond offering:

•	to offer to exchange or buy old bonds or sell new securities (including additional Global Bonds 2011 or Global Bonds 2024, or both); or

•	to issue a new invitation to submit offers to exchange or sell old bonds or purchase new securities;

in each case on terms that may be more or less favorable than those contemplated by the global bond offering.

The making of any such new offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at such time and the aggregate original principal amount of each type of old bonds retired pursuant to the invitation.

The invitation is, and any offer and acceptance by Brazil shall be, governed by and interpreted in accordance with the laws of the State of New York, United States of America.

DESCRIPTION OF THE GLOBAL BONDS

Brazil will issue the global bonds under the fiscal agency agreement, dated as of November 1, 1996, as amended as of April 28, 2003, between Brazil and JPMorgan Chase Bank as fiscal agent, registrar, transfer agent and principal payment agent. The information contained in this section and in the accompanying prospectus summarizes some of the terms of the global bonds and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the global bonds. Therefore, Brazil urges you to read the fiscal agency agreement and the form of each series of global bonds in making your investment decision. Brazil has filed or will file copies of these documents with the SEC and will also deposit copies of these documents at the office of the fiscal agent in New York City and at the office of the paying agent in Luxembourg.

The following description of the particular terms of each series of global bonds offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities, including debt securities designated Collective Action Securities, set forth in the accompanying prospectus.

General Terms of the Global Bonds

Terms Common to All Global Bonds

The global bonds of each series will:

•	be designated Collective Action Securities, as described in the accompanying prospectus;

•	be issued in denominations of U.S$1,000 and integral multiples of U.S.$1,000;

•	pay interest semiannually in arrears in U.S. dollars, computed on the basis of a 360-day year of twelve 30-day months;

•	pay interest to persons in whose names the global bonds are registered at the close of business on the fifteenth calendar day preceding the corresponding payment date;

•	not be redeemable prior to maturity;

•	not be entitled to the benefit of any sinking fund;

•	be direct, unconditional and general obligations of Brazil and will rank equal in right of payment with all of Brazil’s payment obligations relating to its unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•	be registered in the name of a nominee of DTC and recorded on, and transferred through, the records maintained by DTC and its participants, including Euroclear and Clearstream, Luxembourg; and

•	be available in definitive form only under certain limited circumstances.

You should note that:

•	The global bonds will be unsecured obligations of Brazil; the Par Bonds and the Discount Bonds are secured as to payment of principal at maturity as well as to payment of a portion of their interest.

•

The global bonds will be designated Collective Action Securities as described in the accompanying prospectus and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to substantially all of Brazil’s outstanding public external indebtedness. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Brazil may, among other things, amend certain key terms of a series of global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding global bonds of that series. Additionally, if an event of default has occurred and is continuing with respect to a series of global bonds, the global bonds of that series may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds of that series. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

•	Each series of global bonds will be a new series of debt securities issued under the fiscal agency agreement and will not be fungible with any of Brazil’s outstanding securities.

Terms Specific to Global Bonds 2011

The Global Bonds 2011 will:

•	mature at par on August 7, 2011;

•	bear interest at 10% per year, accruing from the settlement date;

•	pay interest on February 7 and August 7 of each year, commencing on February 7, 2004.

Terms Specific to Global Bonds 2024

The Global Bonds 2024 will:

•	mature at par on April 15, 2024;

•	bear interest at 8 7/8% per year, accruing from April 15, 2003;

•	pay interest on April 15 and October 15 of each year, commencing on October 15, 2003.

You should note that the Global Bonds 2024 will not be fungible with Brazil’s outstanding 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to each series of global bonds:

•	a default by Brazil in any payment of principal of or interest on the global bonds of that series which continues for 30 days after such payment was due;

•	a default which is materially prejudicial to the interests of the holders of that series of global bonds in the performance of any other obligation under such global bonds which continues for 30 days after the holder of any such global bonds provided to the fiscal agent written notice requiring this default be remedied;

•	an acceleration of any aggregate principal amount of public external indebtedness of Brazil, which exceeds U.S.$25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this public external indebtedness when due;

•

a failure of Brazil to make any payment in respect of the public external indebtedness of Brazil in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any global bonds of that series provided to the fiscal agent written notice requiring this default be remedied;

•	a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on public external indebtedness of Brazil which does not expressly exclude the global bonds of that series and which is materially prejudicial to the interests of the holder of the global bonds of that series; or

•	a denial or repudiation by Brazil of its obligations under that series of global bonds.

If an event of default described above occurs and is continuing with respect to a series of global bonds, the holders of at least 25% of the aggregate principal amount of the outstanding global bonds of that series may, by notice to the fiscal agent, declare all the global bonds of that series to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration on a series of global bonds, the principal, interest and all other amounts payable on the global bonds of that series will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding global bonds of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Payment of Principal and Interest

As long as the global bonds are in the form of fully registered book-entry securities, registered in the name of DTC or a nominee of DTC, Brazil will make payments of principal and interest on the global bonds in U.S. dollars to DTC, or its nominee as the registered owner of the global bonds, which will receive the funds for distribution to the beneficial holders of the global bonds. Brazil expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Brazil nor the paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or its nominee, or any failure on the part of DTC in making payments to holders of the global bonds from the funds it receives.

If the global bonds of a series are issued in definitive form and your name is listed as registered holder of global bonds of that series in the security register maintained by the fiscal agent, Brazil will make its interest and principal payments to you by wire transfer if:

•	you own at least U.S.$1,000,000 aggregate principal amount of the global bonds of that series;

•	not less than 15 days before the payment date, you notify the fiscal agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions; and

•	with respect to principal payments, you surrender the global bonds of that series at the corporate trust office of the fiscal agent or at the offices of the other paying agents that Brazil appoints pursuant to the fiscal agency agreement.

If Brazil does not pay interest by wire transfer as described above for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

If any date for an interest or principal payment is a day on which the law at the place of payment permits or requires banking institutions to close, Brazil will make the payment on the next banking day at such place. Brazil will treat such payments as if they were made on the due date, and no interest on the global bonds will accrue as a result of this delay in payment.

If any money that Brazil pays to the fiscal agent for the payment of principal of or interest on the global bonds is not claimed at the end of two years after the principal or interest was due and payable, the fiscal agent will repay the money to Brazil. After any such repayment, the fiscal agent will not be liable with respect to the payments. However, Brazil’s obligations to pay the principal of and interest on the global bonds as they become due will not be affected by such repayment. The global bonds will become void unless presented for payment within five years after the corresponding maturity date (or a shorter period if provided by applicable law).

Trading of the Global Bonds

The global bonds of each series will be a new issue of securities with no established trading market. Application has been made to list the global bonds on the Luxembourg Stock Exchange. The joint dealer managers have advised Brazil that they intend to make a market in the global bonds. However, they are not obligated to do so and may discontinue their market-making activities at any time and without giving notice to Brazil. No assurance can be given that a trading market for the global bonds will develop, or as to the liquidity of the trading market if it does develop.

You should be aware that it is not possible to predict the prices at which the global bonds will trade in the secondary market. The value of the global bonds will depend on, among other things, prevailing interest rates.

Paying Agents and Transfer Agent

Until both series of global bonds are paid, Brazil will maintain a paying agent in New York City. Brazil has initially appointed JPMorgan Chase Bank to serve as its paying agent and transfer agent in New York City.

In addition, so long either series of the global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Brazil will maintain a paying agent and transfer agent in Luxembourg. Brazil has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent.

Brazil may at any time appoint new paying agents and transfer agents. Brazil will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent or transfer agent.

Further Issues

From time to time, without the consent of the holders of the global bonds, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of either series of global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds of that series have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding global bonds. See “Collective Action Securities—Further Issues of Debt Securities of a Series” in the accompanying prospectus.

Notices

Brazil will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Brazil expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Brazil will also publish notices to the holders of the global bonds in a leading newspaper having general circulation in Luxembourg. Brazil expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Brazil will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Brazil will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Registration and Book-Entry System

Brazil will issue each series of global bonds in the form of one or more fully registered global securities, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in a global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

If you wish to purchase securities under the DTC system, you must either be a direct participant in DTC or make your purchase through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations which have accounts with DTC. Euroclear and Clearstream, Luxembourg participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global bonds. The SEC has on file a set of the rules applicable to DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC.

In sum, you may elect to hold your beneficial interests in a global security:

•	in the United States, through DTC;

•	in Europe, through Euroclear or Clearstream, Luxembourg; or

•	through organizations that participate in such systems.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

Definitive Securities

Brazil will issue global bonds in definitive form in exchange for the book-entry securities only if:

•	DTC notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 at a time when it is required to be and Brazil does not appoint a successor depositary within 90 days; or

•	at any time Brazil decides it no longer wishes to have all or part of the global bonds represented by a book-entry security.

If Brazil issues definitive securities, they will have the same terms and authorized denominations as the book-entry security. You may present definitive securities for transfer, exchange or payment at the corporate trust office of the fiscal agent in New York City, or at the office of the Luxembourg paying agent and transfer agent, according to the procedures in the fiscal agency agreement, and, in the case of definitive securities presented for payment, principal and interest thereon will be payable at the offices of either the fiscal agent in New York City or the Luxembourg paying agent and transfer agent, provided that interest thereon may be paid by check mailed to the registered holders of definitive securities. In the case of a transfer of part of a definitive security, the registrar or transfer agent will issue a new definitive security to the transferee and a second definitive security in respect of the balance of the definitive security to the transferor. Definitive securities presented for transfer must be accompanied by an executed instrument of assignment and transfer, copies of which are available at the office of the Luxembourg transfer agent. You will not be charged a fee for the registration of transfers or exchanges of definitive securities. You may, however, be charged for any stamp, tax or other governmental charge that must be paid in connection with the transfer, exchange or registration. Brazil, the fiscal agent and any other agent of Brazil may treat the person in whose name any definitive security is registered as the owner of such security for all purposes.

If any definitive security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the definitive security or the evidence of its loss, theft or destruction to the fiscal agent or the Luxembourg transfer agent. Brazil and the fiscal agent may require you to sign an indemnity under which you agree to pay Brazil, the fiscal agent or any other agent of Brazil for any losses that they may suffer relating to the definitive security that was mutilated, destroyed, stolen or lost. Brazil and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Brazil nor the fiscal agent have notice that a bona fide purchaser has acquired the definitive security you are exchanging, Brazil will execute, and the fiscal agent will authenticate and deliver to you, a substitute definitive security with the same terms as the definitive security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost definitive security.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of a series of global bonds with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding global bonds of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding global bonds of that series.

However, the holders of not less than 85% in aggregate principal amount of the outstanding global bonds of a series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the global bonds of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, such global bonds;

•	reduce the principal amount of such global bonds;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of such global bonds;

•	reduce the interest rate of such global bonds;

•	change the currency in which any amount in respect of such global bonds is payable or the place or places in which such payment is to be made;

•	permit early redemption of such global bonds;

•	change the definition of “outstanding” with respect to such global bonds;

•	change Brazil’s obligation to pay any additional amounts;

•	change the governing law provision of such global bonds;

•	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to such global bonds;

•	change the status of such global bonds, as described under “Debt Securities—Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of such global bonds, amend any event of default under the global bonds of that series; or

•	reduce the proportion of the principal amount of such global bonds that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of such global bonds; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% in aggregate principal amount of the outstanding global bonds of the relevant series) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without your consent, modify, amend or supplement the fiscal agency agreement or the global bonds of a series for the purpose of:

•	adding to the covenants of Brazil;

•	surrendering any right or power conferred upon Brazil;

•	securing the global bonds of that series pursuant to the requirements of such global bonds or otherwise;

•	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the global bonds of that series; or

•	amending the fiscal agency agreement or the global bonds of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of such global bonds in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the relevant series of global bonds.

For purposes of determining whether the required percentage of holders of a series of global bonds is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the global bonds or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of global bonds, global bonds of that series owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only global bonds of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of global bonds.

GLOBAL CLEARANCE AND SETTLEMENT

The information in this section concerning DTC, Euroclear and Clearstream, Luxembourg and their book-entry systems has been obtained from sources Brazil believes to be reliable. Brazil makes no representation or warranty with respect to this information, other than that it has been accurately extracted and/or summarized from those sources.

Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate initial issuance of the global bonds. Transfers within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold global bonds through DTC and investors who hold or will hold global bonds through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear or Clearstream, Luxembourg.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures to facilitate transfers of interests in the global bonds among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform these procedures and these procedures may be discontinued at any time. Neither Brazil nor the fiscal agent will have any responsibilities for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The Clearing Systems

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include the joint dealer managers, the U.S. depositaries, the fiscal agent, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Transfers of ownership or other interests in the global bonds in DTC may be made only through DTC participants. In addition, beneficial owners of the global bonds in DTC will receive all distributions of principal of and interest on the global bonds from the fiscal agent through such DTC participant.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary.

Clearstream, Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute.

Clearstream, Luxembourg participants are financial institutions around the world, including the joint dealer managers, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant either directly or indirectly.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Euroclear

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the “Euroclear Operator,” under contract with Euro-Clear Clearance Systems, S.C., a Belgian cooperative corporation, or the “Cooperative.” All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), the joint dealer managers, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which are referred to as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to the global bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the depositary for Euroclear.

Initial Settlement

Upon the issuance of the global bonds, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by the book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the global bonds will be limited to persons who have accounts with direct account holders, including Euroclear and Clearstream, Luxembourg, or indirect account holders. Ownership of beneficial interests in the global bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.

Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

Global bonds that Brazil will issue pursuant to the invitation will be credited to the Euroclear or Clearstream, Luxembourg accounts from which the old bonds are authorized to be debited on the business day following the settlement date.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important for you to establish at the time of a secondary market trade the location of both the purchaser’s and seller’s accounts to ensure that settlement can be on the desired value date.

Trading Between DTC Accountholders

Secondary market trading of global bonds represented by the book-entry security between DTC accountholders will trade in DTC’s settlement system and will therefore settle in same-day funds.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will be settled using the procedures applicable to conventional Eurobonds in same-day funds.

Trading Between DTC Seller and Clearstream, Luxembourg or Euroclear Purchaser

When interests are to be transferred from the account of a DTC accountholder to the account of a Clearstream, Luxembourg participant or a Euroclear participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg or Euroclear participant at least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct its respective depositary to receive the beneficial interest against payment. Payment will include interest accrued on the beneficial interest in the global bonds from and including the last interest payment date to and excluding the settlement date. Payment will then be made by the depositary to the DTC accountholder’s account against delivery of the interest in the global bonds. After settlement has been completed, the interest will be credited to the respective clearing system, and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg participant’s or Euroclear participant’s account. The securities credit will appear the next day, European time. The cash debit will be back-valued to, and the interest of the global bonds will accrue from, the value date, which will be the preceding day when settlement occurs in New York. If settlement is not completed on the intended value date, that is, if the trade fails, the Clearstream, Luxembourg or Euroclear cash debit will be valued instead as of the actual settlement date.

Clearstream, Luxembourg participants and Euroclear participants will need to make available to the respective clearing system the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement either from cash on hand or existing lines of credit, as participants would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, participants may take on credit exposure to Clearstream, Luxembourg or Euroclear until the interests in the global bonds are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to a Clearstream, Luxembourg or Euroclear participant, the participant may elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg participants or

Euroclear participants purchasing interests in the global bonds would incur overdraft charges for one day, assuming they cleared the overdraft when the interests in the global bonds were credited to their accounts. However, interest on the book-entry security would accrue from the value date. Therefore, in many cases the investment income on the interest in the global bonds earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC accountholders can employ their usual procedures for transferring global bonds to the respective depositaries of Clearstream, Luxembourg or Euroclear for the benefit of Clearstream, Luxembourg participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to DTC accountholders, a cross-market sale transaction will settle no differently from a trade between two DTC accountholders.

Finally, day traders that use Clearstream, Luxembourg or Euroclear to purchase interests in the global bonds from DTC accountholders for delivery to Clearstream, Luxembourg participants or Euroclear participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Clearstream, Luxembourg or Euroclear for one day, until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts, in accordance with the clearing system’s customary procedures;

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Clearstream, Luxembourg participant or Euroclear participant.

Trading Between Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Clearstream, Luxembourg and Euroclear participants may employ their customary procedures for transactions in which interests in the global bonds are to be transferred by the respective clearing system, through its respective depositary, to a DTC accountholder. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant, at least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct its respective depositary to credit the interest in the global bonds to the DTC accountholder’s account against payment. Payment will include interest accrued on the beneficial interest in the global bonds from and including the last interest payment date to and excluding the settlement date. The payment will then be reflected in the account of the Clearstream, Luxembourg participant or Euroclear participant the following day. Receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant’s account will be back-valued to the value date, which will be the preceding day, when settlement occurs in New York. If the Clearstream, Luxembourg or Euroclear participant has a line of credit in its clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date, that is, if the trade fails, receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant’s account would instead be valued as of the actual settlement date.

TAXATION

General

An exchange of old bonds for global bonds pursuant to the invitation may be a taxable transaction under the laws applicable to a bondholder. Also, holders of global bonds may be subject to tax in respect of their global bonds. Each bondholder should consult its own tax advisor to determine the particular tax consequences for it in respect of the exchange of old bonds for global bonds or the purchase, receipt, ownership or disposition of global bonds.

Brazilian Taxation

The following is a summary of certain aspects of Brazilian federal income taxation that may be relevant to:

•	non-Brazilian holders of old bonds that offer their old bonds for exchange pursuant to the invitation; and

•	non-Brazilian holders of global bonds in connection with the holding and disposition of their global bonds acquired pursuant to the invitation.

The summary is based on Brazilian laws, rules and regulations now in effect, all of which are subject to change.

This summary is not intended to constitute a complete analysis of the Brazilian income tax consequences to non-residents of Brazil of the exchange of old bonds for global bonds or the purchase, receipt, ownership or disposition of the global bonds. This summary does not describe any of the tax consequences that may be applicable to residents of Brazil.

No Brazilian withholding or other Brazilian taxes will apply to the exchange by non-residents of Brazil of old bonds for global bonds pursuant to the invitation or the payment to non-residents of Brazil of the accrued interest or rounding amounts in respect of any old bonds so exchanged. The exchange of old bonds for global bonds by non-residents of Brazil pursuant to the invitation will not be subject to any Brazilian stamp tax or other similar Brazilian taxes.

Unless a non-Brazilian holder of a global bond has some connection with Brazil other than the mere holding of a global bond or the receipt of principal or interest in respect of a global bond, payments of interest and principal on a global bond to that non-Brazilian holder will be made free and clear of, and without deduction for or on account of, Brazilian taxes.

Capital gains resulting from any trades of global bonds effected between or in respect of accounts maintained by or on behalf of non-residents of Brazil will not be subject to Brazilian income tax or other Brazilian taxes if these non-residents have no connection with Brazil other than as holders of an interest in the global bonds.

Payments of interest and principal on the global bonds to, and any gain realized upon the disposition of global bonds by, non-Brazilian holders of global bonds will not be subject to Brazilian estate tax.

Persons considering exchanging old bonds for global bonds and prospective purchasers of the global bonds should consult their own tax advisers in determining the Brazilian tax consequences to them of the exchange of old bonds pursuant to the invitation and/or the purchase, receipt, ownership and disposition of the global bonds.

United States Federal Income and Estate Taxation

The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the exchange of old bonds that are in registered form for global bonds pursuant to the invitation and/

or to the receipt, ownership or disposition of global bonds. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change possibly with retroactive effect. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary.

This summary deals only with holders that hold the old bonds and global bonds as capital assets as defined in the U.S. federal tax laws. This summary does not address tax considerations applicable to:

•	holders who hold old bonds that are in bearer form;

•	holders of global bonds who do not acquire the global bonds pursuant to the invitation;

•	special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold old bonds or global bonds as a hedge against (or hedged against) currency or interest rate risks or as part of a straddle or conversion transaction; and

•	persons whose functional currency for tax purposes is not the U.S. dollar.

Bondholders and prospective purchasers of global bonds should consult their own tax advisors in determining the tax treatment of the exchange of old bonds for global bonds pursuant to the invitation and of the receipt, ownership and disposition of global bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant state, local, foreign or other tax laws. In particular, holders of old bonds that are in bearer form are urged to consult their tax advisors as to the tax consequences of an exchange of old bonds for global bonds.

As used herein, the term “United States Holder” means a holder of old bonds or global bonds who or that is:

•	a citizen or resident of the United States;

•	a domestic corporation or partnership;

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Exchange of Old Bonds for Global Bonds

An exchange of old bonds for global bonds pursuant to the invitation will be considered for U.S. federal income tax purposes to be a modification of the old bonds. The tax consequences of that modification will depend on whether the modification is considered to be significant. As discussed below, if the modification is significant, the exchange generally will be a taxable transaction.

The determination whether a modification is significant will be made separately as to each type of old bond. The modification of an old bond will be a significant modification if, based upon all the facts and circumstances and taking into account all modifications of each type of old bond, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” Although the differences between each type of old bond and each type of global bond are not identical, Brazil believes that the differences between each series of old bonds and the global bonds to be received in exchange for such old bonds, including differences in their maturities, interest rates, principal amortization, collateralization or character, will be economically significant. Accordingly, Brazil will treat the exchanges of old bonds for global bonds pursuant to the invitation as significant modifications that will result in taxable exchanges, and the following discussion assumes the exchanges will be so treated.

Even if the differences described above did not result in a significant modification, applicable U.S. Treasury regulations provide that an exchange of old bonds for global bonds also will be treated as a significant modification if the overall yield of the global bonds received in exchange for the old bonds varies from the annual yield of the old bonds by more than five percent of the annual yield of the old bonds. For this purpose, the regulations require that the yield of the global bonds be computed using the adjusted issue price of the old bonds, reduced by the amount of any cash received in the exchange.

A United States Holder will recognize gain or loss on an exchange of old bonds in an amount equal to the difference, if any, between the holder’s adjusted basis in those old bonds (after taking into account original issue discount (“OID”) that has accrued in the year of the exchange, if any) and the amount realized by the holder on the exchange. The amount realized by the United States Holder will be equal to the sum of:

•	the aggregate issue price of the global bonds (determined in the manner described below) received by the holder in the exchange and

•	the amount of any cash received in respect of accrued but unpaid interest with respect to the old bonds or as a result of rounding the aggregate principal amount of global bonds receivable downward to the nearest U.S.$1,000.

Except to the extent attributable to accrued but unpaid “qualified stated interest” or accrued market discount, gain or loss recognized by a United States Holder on an exchange of old bonds will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the old bonds were held for more than one year. Gain or loss attributable to accrued but unpaid “qualified stated interest” and market discount will be taxed as ordinary income. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a United States Holder on the exchange of old bonds for global bonds generally will be treated as income from or loss allocable to sources within the United States for U.S. federal income tax purposes.

If a substantial amount of a series of global bonds is issued for cash (as will be the case with respect to Global Bonds 2011), the issue price per U.S.$1,000 principal amount of such global bonds will be the first price at which a substantial amount of the global bonds are sold to the public for money. If less than a substantial amount of a series of global bonds is issued for cash in connection with the invitation (as will certainly be the case with respect to Global Bonds 2024) but a substantial amount of such global bonds is traded on an established securities market, the issue price of the global bonds will be their fair market value on the settlement date. A debt instrument is considered to be traded on an established securities market if, at any time during the 60-day period ending 30 days after the issue date of the debt instrument, the debt instrument appears on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other price information) of one or more identified brokers, dealers or traders or actual prices (including rates, yields or other pricing information) of recent sales transactions (a “Quotation Medium”). It is anticipated that the global bonds will appear on such a Quotation Medium.

Taxation of the Global Bonds

Interest on the Global Bonds

Interest on the global bonds will not be exempt from U.S. taxation generally. Except as described below under “—OID on the Global Bonds—Taxable Exchange and Global Bonds Issued for Cash,” that interest will be taxable to a United States Holder as ordinary income at the time it accrues or is received in accordance with the United States Holder’s method of accounting for tax purposes.

That interest will be treated as foreign source income and, subject to certain exceptions, will be treated as “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

OID on the Global Bonds—Taxable Exchange and Global Bonds Issued for Cash

Global Bonds 2024 that are issued in an exchange will be treated as issued with OID if the issue price for Global Bonds 2024 (determined in the manner described above under “—United States Holders—Exchange of Old Bonds for Global Bonds”) is equal to or less than $950 per each $1,000 principal amount of Global Bonds 2024. Global Bonds 2011 will be issued with OID. Brazil expects that Global Bonds 2024 also will be issued with OID.

If a global bond is issued with OID, the global bond will have an amount of OID that is equal to the excess of the principal amount of the global bond over the issue price for the global bond. Generally, you must include OID in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using the yield to maturity of the global bond, which is computed based on a constant annual rate of interest and compounding at the end of each accrual period. You may select an accrual period of any length and you may vary the length of each accrual period over the term of the global bond. However, each scheduled payment of interest or principal on the global bond must occur on either the first or final day of an accrual period. Under this method, you will generally be required to include an amount of OID in each accrual period that is equal to the excess of (x) the product of the adjusted issue price of the global bond at the beginning of the accrual period and the yield to maturity of the global bond over (y) the stated interest on the global bond that is allocable to the accrual period. For this purpose, the adjusted issue price of a global bond will generally equal the issue price of the global bond plus any OID that has been accrued on the global bond for all prior accrual periods.

You may elect to include in gross income all interest and OID that accrues on your global bond using the constant-yield method described above for OID. Generally, this election will apply only to the global bond for which you make it. Please consult your tax advisor concerning the advisability and additional consequences of making the election.

Disposition of the Global Bonds

A United States Holder generally will recognize gain or loss on the sale or retirement of global bonds in an amount equal to the difference between the amount realized on that sale or retirement and its adjusted basis in the global bonds. A United States Holder’s initial basis in global bonds issued for cash or that are received in an exchange will be equal to the issue price (determined in the manner described above under “United States Holders—Exchange of Old Bonds for Global Bonds”) of the global bonds. A United States Holder’s basis in the global bonds will thereafter be adjusted to reflect accrued OID and payments other than payments of “qualified stated interest” prior to the date of disposition.

Except to the extent attributable to accrued but unpaid interest or market discount, gain or loss recognized by a United States Holder on the sale or retirement of global bonds will be capital gain or loss and will be long-term capital gain or loss if the United States Holder held the global bonds for more than one year.

Non-United States Holders

The following discussion applies to you if you are a holder of old bonds or global bonds who or that is not a United States Holder (a “Non-United States Holder”).

Exchange of Old Bonds for Global Bonds

Gain Characterized as Capital Gain

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax on any capital gain realized on an exchange of old bonds for global bonds, unless:

•	that gain or income is effectively connected with the conduct by the holder of a trade or business within the United States; or

•	in the case of a Non-United States Holder who is an individual, the holder is present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized and either:

—the	gain or income is attributable to an office or fixed place of business maintained in the United States by that holder; or

—that	holder has a tax home in the United States.

Gain Characterized as Interest Income

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, on income attributable to accrued but unpaid interest, accrued market discount or accrued OID unless:

•	the holder is an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the U.S. federal tax laws; or

•	the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Taxation of Global Bonds

Interest on the Global Bonds

Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Characterized as Interest Income,” and subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax, including withholding tax, on payments of interest or any accrual of OID on the global bonds.

Disposition of the Global Bonds

Except as discussed above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Characterized as Capital Gain,” and subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of global bonds. To the extent gain is attributable to accrued but unpaid interest, see the discussion above under “—Non-United States Holders—Exchange of Old Bonds for Global Bonds—Gain Characterized as Interest Income.”

Estate Tax

The global bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of this tax, the global bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to cash payments made with respect to the old bonds upon the exchange and to payments of principal and interest and the accrual of OID on the global bonds, in each case if such payments are made to non-corporate United States Holders and the payments are made within the United States or by or through a custodian or nominee that is a U.S. Controlled Person, as defined below. Backup withholding will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

Backup withholding and information reporting generally will not apply to principal and interest payments to a Non-United States Holder, but the holder may be required to comply with certification and identification procedures in order to prove its exemption. In the case of global bonds held by a foreign partnership, these certification procedures will generally be applied to the partners in the partnership and the partnership will be required to provide certain information, including if applicable its U.S. taxpayer identification number.

The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a U.S. Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is not a United States Holder (and has no actual knowledge to the contrary) or the holder or beneficial owner otherwise establishes an exemption, and the backup withholding rules will apply to those payments if the broker has actual knowledge that the holder or beneficial owner is a United States Holder.

A U.S. Controlled Person is:

•	a United States person (as defined in U.S. Treasury regulations);

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income effectively connected for tax purposes with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons (as defined in U.S. Treasury Regulations) hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

JOINT DEALER MANAGERS, JOINT BOOK RUNNERS AND SETTLEMENT AGENT;

PLAN OF DISTRIBUTION

Brazil has entered into a dealer managers agreement with J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as the joint dealer managers for the invitation. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as dealer managers under the dealer managers agreement, are referred to in this prospectus supplement as the “joint dealer managers.” Pursuant to the dealer managers agreement, Brazil has:

•	retained the joint dealer managers to act, directly or through affiliates, on behalf of Brazil as joint dealer managers in connection with the invitation;

•	agreed to pay the joint dealer managers a fee equal to U.S.$3,000,000 plus 0.35% of the aggregate principal amount of global bonds issued pursuant to the global bond offering in excess of U.S.$1 billion;

•	agreed to indemnify the joint dealer managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended; and

•	agreed that, except as otherwise permitted by the joint dealer managers in writing, it will not offer, sell, or contract to sell or otherwise dispose of any debt securities of Brazil, guaranteed by Brazil or of any Brazilian governmental agency, that are substantially similar to either series of global bonds, are denominated in U.S. dollars, are to be placed outside Brazil and that mature more than one year after the settlement date until the completion of the distribution of the global bonds as notified to Brazil by the joint dealer managers.

The obligations of the joint dealer managers under the dealer managers agreement are subject to certain conditions. At any given time, the joint dealer managers may trade the old bonds or other debt securities of Brazil for their own accounts or for the accounts of customers and may accordingly hold a long or short position in the old bonds or other securities of Brazil.

Brazil and the joint dealer managers have also entered into an underwriting agreement. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as underwriters under the underwriting agreement, are referred to in this prospectus supplement as the “joint book runners.” Pursuant to the underwriting agreement, subject to certain terms and conditions, Brazil has agreed to sell to each of the joint book runners, and each joint book runner has severally agreed to purchase, at the issue price for the Global Bonds 2011 set forth in the cover page of this prospectus supplement the principal amount of Global Bonds 2011 set forth opposite its name below:

J.P. Morgan Securities Inc.	U.S.$	63,406,500
Morgan Stanley & Co. Incorporated		63,406,500

Total	U.S.$	126,813,000

In addition, Brazil has agreed to:

•	pay the joint book runners the fee provided for in the dealer managers agreement; and

•	indemnify the joint book runners against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

The joint book runners will initially offer the Global Bonds 2011 to the public at the issue price for the Global Bonds 2011 set forth on the cover page of this prospectus supplement. After the cash offering, the public offering price may be changed.

If any of the joint dealer managers or the joint book runners acquires any global bonds pursuant to the global bond offering, they may resell those global bonds from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale.

Any such global bonds may be offered to the public either through an underwriting syndicate represented by the joint dealer managers or the joint book runners or directly by the joint dealer managers or the joint book runners. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be varied from time to time by the joint dealer managers or the joint book runners.

In connection with the global bond offering, the joint dealer managers or the joint book runners may purchase and sell global bonds or old bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the joint dealer managers or the joint book runners, for themselves or a syndicate, if there is a syndicate, in connection with the global bond offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Short positions created by the joint dealer managers or the joint book runners, for themselves or a syndicate, if there is a syndicate, involve the sale by the joint dealer managers or the joint book runners of a greater number of securities than they own or have a right to purchase. These activities may stabilize, maintain or otherwise affect the market prices of the global bonds or old bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The joint dealer managers and the joint book runners have obtained from the SEC an exemption from Rule 101 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, with respect to the trading activities of the joint dealer managers, the joint book runners and certain of their affiliates in connection with the global bond offering.

The joint dealer managers, the joint book runners and their affiliates may engage in transactions with and perform services for Brazil. These transactions and services are carried out in the ordinary course of business. The fiscal agent, JPMorgan Chase Bank, and the paying agent, transfer agent and listing agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A., are affiliates of J.P. Morgan Securities Inc.

Brazil estimates that its share of the total expenses of the global bond offering, excluding fees and commissions, will be approximately U.S.$550,000.

Brazil has retained Deutsche Bank AG London to act as settlement agent in connection with the invitation and Deutsche Bank Luxembourg S.A. to act as Luxembourg exchange agent in connection with the invitation.

Brazil has agreed to:

•	pay the settlement agent and the Luxembourg exchange agent customary fees for their services;

•	reimburse the settlement agent and the Luxembourg exchange agent for certain of their out-of-pocket expenses in connection with the invitation; and

•	indemnify the settlement agent and the Luxembourg exchange agent against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

JURISDICTIONAL RESTRICTIONS

The distribution of the global bond offering materials and the transactions contemplated by the global bond offering materials may be restricted by law in certain jurisdictions. Persons into whose possession the global bond offering materials come are required by Brazil to inform themselves of and to observe any of these restrictions.

The global bond offering materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

In any jurisdiction in which the global bond offering is required to be made by a licensed broker or dealer and in which a joint dealer manager or a joint book runner, or any affiliate of a joint dealer manager or joint book runner is so licensed, it shall be deemed to be made by such joint dealer manager or joint book runner or such affiliate on behalf of Brazil.

Australia

This prospectus supplement is not a “Prospectus”, any other form of disclosure document or Product Disclosure Statement within the meaning of the Corporations Act 2001 (Cth) and has not been lodged with the Australian Securities and Investments Commission. The global bonds are not guaranteed by the Commonwealth of Australia.

Warning to Australian Investors:

•	No financial product advice is provided in the documentation related to the issue of global bonds and nothing in the documentation should be taken to constitute a recommendation or statement of opinion that is intended to influence a person or persons in making a decision to invest in the issue of global bonds.

•	The documentation does not take into account the objectives, financial situation or needs of any particular person.

•	Before acting on the information contained in the documentation, or making a decision to invest in the issue of global bonds, investors should seek professional advice as to whether participation in the issue of global bonds is appropriate in light of their own circumstances.

Bahamas

If you have any questions about the global bond offering and/or doubts about its terms and conditions, you should consult with your stockbroker, bank manager, counsel and attorney, accountant or other financial adviser. Neither Brazil nor the joint dealer managers or joint book runners have expressed any opinion as to whether the terms of the global bond offering are fair.

You should be aware that we can give no assurance regarding the liquidity of the trading market for the global bonds, the price at which the global bonds may trade in the secondary market is uncertain, and the price of the global bonds, as well as the value of your overall investment, may go down as well as up.

Brazil accepts responsibility for the information it has provided in the prospectus supplement. To the best of the knowledge and belief of Brazil (which has taken all reasonable care to ensure that such is the case), the information contained in the prospectus supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

If you are a Bahamian resident, you are subject to Bahamian Exchange Control Regulations.

Bahrain

This global bond offering is not intended to constitute an offer, sale or delivery of the financial product under the Bahraini Law. The Bahraini law does not stipulate that the marketing of this financial product in Bahrain be approved by the regulatory authority.

Belgium

The Commission bancaire et financière/Commissie voor het Bank- en Financiewezen has not approved or been notified of the global bond offering. Accordingly, subject to the private placement rules hereafter, the global bonds may not be offered or sold, and the prospectus, offering or information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than the following professional investors within the meaning of Article 3, 2°, of the Royal Decree of July 7, 1999 on the public character of financial transactions, acting for their own account: (i) the Belgian State, Regions and Communities (Communautés/Gemeenschappen); (ii) the European Central Bank, the National Bank of Belgium, the Fund of the Protection of Deposits (le Fonds de Rentes/Rentenfonds); the Fund for the Protection of Deposits and Financial Instruments (le Fonds de protection des depots et des instruments financiers/Beschermingsfonds voor deposito’s en financiële instrumenten) and the securities clearing system of the National Bank of Belgium (Caisse des Dépôts et Consignations/Deposito- en Consignatiekas); (iii) licensed Belgian and foreign credit institutions; (iv) licensed Belgian and foreign investment firms; (v) licensed Belgian and foreign collective investment institutions; (vi) licensed Belgian and foreign insurance and reinsurance companies and pension funds; (vii) capitalisation undertakings; (viii) portfolio undertakings; (ix) authorised Belgian co-ordination centres; (x) companies, funds or similar entities established under foreign law who mainly invest in debt instruments or units in collective investment undertakings and that finance these activities only by issuing securities in Belgium to professional investors, or foreign entities; (xi) companies whose financial instruments are listed on a regulated market whose consolidated net assets (before deducting any liabilities) are at least Euro 25,000,000.

A private placement remains possible if it requires a minimum investment of Euro 250,000 per investor or if less than 50 persons located or resident in Belgium (other than the above defined professional investors) are targeted.

Brazil

The global bonds may not be offered or sold to the public in Brazil. Accordingly, the invitation has not been nor will it be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) nor has it been submitted to the foregoing agency for approval. Documents relating to the invitation, as well as the information contained therein, may not be supplied to the public in Brazil, as the offering of the global bonds pursuant to the invitation is not a public offering of securities in Brazil, nor be used in connection with any offer for subscription or sale of global bonds to the public in Brazil.

Canada

Canada—Provinces.    The global bonds may only be offered to investors located in the provinces of Ontario and Quebec.

Canada—Resale Restrictions.    The distribution of the global bonds in Canada will be made only on a private placement basis and will be exempt from the requirement that Brazil prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the global bonds must be made in accordance with applicable securities laws which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Purchasers are advised to seek legal advice prior to any resale of the global bonds.

Canada—Responsibility.    Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any joint dealer manager, joint book runner or dealer as to the accuracy or completeness of the information contained in the global bond offering materials or any other information provided by Brazil in connection with the offering.

Canada—Representations of Purchasers.    Each Canadian investor who purchases global bonds will be deemed to have represented to Brazil, the joint dealer managers and any dealer who offers or sells global bonds to such purchaser that: (i) the offer and sale of the global bonds was made exclusively through the global bond offering materials and was not made through an advertisement of the global bonds in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Canada—Resale Restrictions”; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such global bonds without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may offer or sell global bonds, and (b) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of sections 44 or 45 of the Securities Act (Québec).

Canada—Taxation and Eligibility for Investment.    Any discussion of taxation and related matters contained in the global bond offering materials does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. Canadian purchasers of global bonds should consult their own legal and tax advisers with respect to the tax consequences of an investment in the global bonds in their particular circumstances and with respect to the eligibility of the global bonds for investment by the purchaser under relevant Canadian legislation and regulations.

Canada—Rights of Action for Damages or Rescission—Ontario Only.    Securities legislation in Ontario provides that every purchaser of securities pursuant to the global bond offering materials shall have a statutory right of action for damages or rescission against Brazil and any selling security holder in the event the global bond offering materials contain a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase a security offered by the global bond offering materials during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against Brazil and any selling security holder on whose behalf the distribution is made shall have no right of action for damages against Brazil or the selling security holders, if any. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

Canada—Enforcement of Legal Rights.    Brazil is a foreign sovereign state. Therefore, it may not be possible for Canadian investors to effect service of process within Canada upon Brazil or to satisfy a judgment against Brazil in Canada or to enforce a judgment obtained in Canadian courts against Brazil.

Canada—Language of Documents.    Each Canadian investor, by submitting an offer, acknowledges that it is such investor’s express wish that all documents evidencing or relating in any way to the sale of the global bonds be drawn up in the English language only. Chaque investisseur canadien en soumettant une offre, reconnait que c’est à sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des Obligations Globales Nouvelles soient rédigés en anglais seulement.

France

The global bonds may not be offered or sold to the public in France and neither this prospectus supplement, which has not been submitted to the clearance procedure of the French authorities, nor any other offering material or information contained therein relating to the global bonds may be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the global bonds to the public in France. Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Article L. 411-2 of the Code monétaire et financier and Décret no. 98-880 dated October 1, 1998. The global bonds may be resold only in compliance with Articles L. 411-1 Seq, L. 412-1 and L. 621-8 of the Code monétaire et financier.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended, (the “German Sales Prospectus Act”) has been or will be published within the Federal Republic of Germany, nor has this prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of securities or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Sales Prospectus Act.

Each recipient will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver any securities within the Federal Republic of Germany otherwise than in accordance with the German Sales Prospectus Act, and (ii) that it will distribute in the Federal Republic of Germany any offering material relating to the securities only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

With respect to persons in Hong Kong, the global bond offering is only made to and is only capable of acceptance by professional investors. Each of the joint dealer managers and Brazil have agreed that they have not issued and will not issue any invitation, advertisement or document relating to the global bonds in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (unless permitted to do so by the securities laws of Hong Kong) other than with respect to global bonds which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Ireland

The global bond offering is not subject to the prospectus requirements under European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland and no registration of any prospectus or other offering material will be made in Ireland in relation to the global bond offering.

The global bond offering is not available to individuals in Ireland, unless those individuals themselves provide investment business services or investment advice (each as defined in the Investment Intermediaries Act, 1995 (as amended) of Ireland) on a professional basis. Each of the joint dealer managers and joint book runners has agreed not to make the global bond offering to, or to distribute any prospectus, offering material or other advertisement connected with the global bond offering, to any individual in Ireland, unless that individual himself or herself provides such investment business services or investment advice on a professional basis.

Italy

The invitation has not been registered with the CONSOB, as the invitation is directed to no more than 200 investors in Italy. No global bonds may be publicly offered, sold or delivered pursuant to the invitation, nor any public offer in respect of old bonds made, nor may any prospectus or any other offering or publicity material relating to the invitation or the global bonds be distributed, in the Republic of Italy by Brazil or the joint dealer managers or any other person on their behalf, except in compliance with Italian law and regulations.

The Global Bonds 2011 may not be offered, sold or delivered pursuant to the cash offering (including in the secondary market) except to institutional investors (investitori professionali) as (i) indicated in Article 28, first paragraph, of CONSOB regulation No. 11971 of May 14, 1999, as amended from time to time, and (ii) defined in article 31, second paragraph, of CONSOB regulation No. 11522 of July 1, 1998, as amended from time to time, other than individuals.

Jersey

The global bond offering materials shall not be circulated in Jersey unless identical global bond offering materials are, for the time being, being circulated in the United Kingdom without contravening the provisions of the Borrowing (Control and Guarantees) Act 1946 or the Financial Services and Markets Act 2000 or the Companies Act 1985 of the United Kingdom.

No advice on the merits of the purchase, sale, subscription for or underwriting of any investment referred to or described in this prospectus supplement or the exercise of any rights conferred by any such investment is being given by Brazil or any of the joint dealers managers.

Luxembourg

The global bonds may not be offered or sold, directly or indirectly, to the public in Luxembourg, except for global bonds for which the requirement of Luxembourg law concerning public offerings has been met.

Mexico

Neither the old bonds nor the global bonds have been registered with the National Registry of Securities and Intermediaries maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. The invitation or the cash offering may not be publicly distributed in Mexico.

The Netherlands

The global bonds are not and will not be offered, directly or indirectly, in or from within The Netherlands other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity, regularly invest in securities).

Bonds which qualify as savings certificates as defined in the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may only be transferred or accepted through the mediation of either the Issuer or a Member of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act and its implementing regulations (including registration requirements), provided that no mediation is required in respect of (i) the initial issue of those bonds to the first holders thereof, (ii) any transfer and delivery by individuals who do not act in the conduct of a profession or trade, and (iii) the issue and trading of those bonds, if they are physically issued outside the Netherlands and are not distributed in the Netherlands in the course of primary trading or immediately thereafter.

Panama

The global bonds have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (or the “Panamanian Securities Law”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Portugal

The global bond offering has not been registered with the Portuguese Exchange Commission (“Comissão do Mercado dos Valores Mobiliários”) and therefore the global bond offering is not directed to Portuguese resident investors and the global bonds may not be offered or sold publicly in Portugal. In addition, the invitation and other offering materials are only being publicly distributed in the above noted jurisdictions where lawful and may not be publicly distributed in Portugal.

Singapore

The global bonds may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may any document or other material in connection therewith be issued, circulated or distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the global bonds to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act 2001 of Singapore and to persons to whom the Global Bonds may be offered or sold, or be made the subject of an invitation for subscription or purchase, under such exemption.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the global bonds may not be circulated or distributed, nor may the global bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Spain

The global bond offering has not been registered with the National Securities Market Commission and, therefore, no global bonds may be publicly offered, sold or delivered, nor any public offer in respect of old bonds made, nor may any prospectus or any other offering or publicity material relating to the global bond offering or the global bonds be distributed, in the Kingdom of Spain by Brazil or the joint dealer managers or joint book runners or any other person on their behalf, except in compliance with Spanish law and regulations.

Switzerland

The offering of the global bonds is made in Switzerland on the basis of a private placement, not as a public offering. The global bonds will not be listed on the SWX Swiss Exchange. This global bond offering does not, therefore, constitute a prospectus within the meaning of Art. 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

The United Arab Emirates

The invitation materials or the cash offering materials have been provided to you at your written request and they are not intended to constitute an offer, sale or delivery of bonds or other securities under the laws of the United Arab Emirates. The securities have not been and will not be registered under U.A.E. Central Bank Circular 22/99, Federal Law No. 4 of 2000 concerning the Emirates Securities and Commodities Authority or with the U.A.E. Central Bank or the Dubai Financial Market or the Abu Dhabi Securities Market.

The United Kingdom

Each joint dealer manager and joint book runner represented, warranted and agreed that the applicable provisions of the Financial Services and Markets Act 2000 have been complied with in respect of anything done in relation to the global bond offering in, from or otherwise involving the United Kingdom.

In connection with this global bond offering, either joint dealer manger or joint book runner or any person acting on their behalf may over-allot or effect transactions with a view to supporting the market price of the global bonds subject to stabilization at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on either joint dealer manger or joint book runner or any person acting on their behalf to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Uruguay

The global bonds have not been registered with the Central Bank of Uruguay, and no public offering of the global bonds can be made in Uruguay.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Brazil by Arnold & Porter, New York, New York, United States counsel to Brazil, and by Dr. Manoel Felipe Rêgo Brandão, Procurador-Geral da Fazenda Nacional (Attorney General of the National Treasury) or another duly authorized attorney of the Office of the Attorney General of the National Treasury, and for the joint dealer managers and joint book runners by Sullivan & Cromwell LLP, New York, New York, United States counsel to the joint dealer managers and joint book runners, and by Pinheiro Neto Advogados, São Paulo, SP, Brazilian counsel to the joint dealer managers and joint book runners.

As to all matters of Brazilian law, Arnold & Porter may rely on the opinion of the Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) and Sullivan & Cromwell LLP may rely on the opinion of Pinheiro Neto Advogados. As to all matters of United States law, the Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) may rely on the opinion of Arnold & Porter and Pinheiro Neto Advogados may rely on the opinion of Sullivan & Cromwell LLP.

Since certain opinions referred to in this section with respect to global bonds to be issued pursuant to the invitation will be rendered on the announcement date rather than the settlement date, they will assume, among other things, that the global bonds will be issued on the settlement date in accordance with the terms of the invitation and the fiscal agency agreement.

GENERAL INFORMATION

Due Authorization

Brazil is authorized to enter into the global bond offering pursuant to Senate Resolution No. 69 of the Federal Senate of Brazil dated September 12, 1996 and Senate Resolution No. 57 of the Federal Senate of Brazil dated November 10, 1995, as amended by Senate Resolution No. 51 of the Federal Senate of Brazil dated June 10, 1997, Senate Resolution No. 23 of the Federal Senate of Brazil dated June 29, 1999, Senate Resolution No. 74 of the Federal Senate of Brazil dated December 19, 2000 and Senate Resolution No. 34 of the Federal Senate of Brazil dated June 28, 2002, each adopted pursuant to Article 52 of the Constitution of the Federative Republic of Brazil.

Listing and Luxembourg Listing Agent; Luxembourg Exchange Agent

Application has been made to list the global bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is J.P. Morgan Bank Luxembourg S.A., 5 Rue Plaetís, L-2338 Luxembourg, Luxembourg.

Brazil appointed a Luxembourg exchange agent in connection with the invitation. The Luxembourg exchange agent is Deutsche Bank Luxembourg S.A., 2 boulevard Konrad Adenauer, L-1115 Luxembourg, Luxembourg. Information concerning the results of the invitation can be obtained from the Luxembourg exchange agent.

Litigation

Neither Brazil nor any governmental agency of Brazil is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the global bond offering or issuance of the global bonds and that would materially and adversely affect Brazil’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Brazil is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of each series of global bonds may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the specified offices of the fiscal agent and paying agents.

Where You Can Find More Information

Brazil has filed its annual report for 2001 on Form 18-K (except for certain exhibits) with the SEC. You may request copies of this annual report, including its various exhibits and amendments filed from time to time, by contacting the Brazilian Embassy, 3006 Massachusetts Avenue, N.W., Washington, DC 20008, Attn: Finance Section (telephone: (202) 238-2745). Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Each additional amendment to Form 18-K or each subsequent annual report on Form 18-K that Brazil files with the SEC after the date of this prospectus supplement but before the end of the offering of the global bonds is considered part of and incorporated by reference in this prospectus supplement. You may obtain a copy of all such documents, free of charge, at the office of the Luxembourg listing agent.

Information on Brazil

Brazil confirms that the invitation materials do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Brazil accepts responsibility accordingly. The invitation materials are being furnished solely for use by investors in connection with their consideration of their participation in the invitation.

For so long as any global bonds are listed on the Luxembourg Stock Exchange, copies of the most recent monthly press releases of the Central Bank of Brazil in the English language relating to fiscal policy, the foreign sector and monetary policy, or if such monthly press releases cease to be published, comparable economic information of the Central Bank of Brazil, and any document incorporated by reference in this prospectus supplement may be obtained at the office of the Luxembourg listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg.

	ISIN	CUSIP	Common Code
Global Bonds 2024	US105756AZ36	105765 AZ 3	017244388
Global Bonds 2011	US105756AY60	105756 AY 6	017244302

PROSPECTUS

Federative Republic of Brazil

$10,000,000,000

Debt Securities

Warrants

Brazil may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Brazil may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Brazil will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Brazil may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Brazil has not authorized anyone to provide you with different or additional information. Brazil is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is July 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

Brazil voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Brazil, and may be accompanied by exhibits. You may read and copy any document Brazil files with the SEC at the SEC’s public reference room in Washington, D.C. Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information or log on to www.sec.gov.

The SEC allows Brazil to “incorporate by reference” the information Brazil files with it. This means that Brazil can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Brazil incorporates by reference the following documents:

♦	Brazil’s Annual Report on Form 18-K for the year ended December 31, 2001; and

♦	All amendments to Brazil’s Annual Report on Form 18-K for the year ended December 31, 2001 filed prior to the date of this prospectus.

Brazil also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Brazil files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Brazil at the following address:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 238-2745

DATA DISSEMINATION

Brazil is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Brazil, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=BRA. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Brazil will use the net proceeds from the sale of the securities for the general purposes of Brazil, including the refinancing of domestic and external indebtedness of Brazil.

DEBT SECURITIES

Brazil may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Brazil and a fiscal agent. The prospectus supplement that relates to any series of debt securities will identify the fiscal agent and any other paying agent that Brazil has appointed for such series of debt securities. The prospectus supplement relating to your series of debt securities will also describe the financial terms and other specific terms of such series of debt securities. If the terms or conditions described in the prospectus supplement that relate to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

♦	the specific title or designation of the debt securities;

♦	the principal amount of the debt securities;

♦	the price of the debt securities;

♦	the stated maturity date on which Brazil agrees to repay principal;

♦	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

♦	the dates on which any interest payments are scheduled to be made;

♦	the date or dates from which any interest will accrue;

♦	the record dates for any interest payable on an interest payment date;

♦	whether and under what circumstances and terms Brazil may redeem the debt securities before maturity;

♦	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

♦	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

♦	whether and under what circumstances and terms the holders of the debt securities may opt to obligate Brazil to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

♦	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

♦	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

♦	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

♦	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

♦	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

♦	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed;

♦	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

♦	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Brazilian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Brazil. After the return of these moneys to Brazil, the holder of this debt security may look only to Brazil for any payment.

Brazil may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Brazil and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Brazil. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Brazil. Brazil has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of any series will rank at least equally in right of payment with all other existing and future payment obligations relating to External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent upon surrender of the debt securities. Unless otherwise specified in the applicable prospectus supplement, the interest on the debt securities will be payable in U.S. dollars when due by check mailed to the registered holders of the debt securities on the related record date at their registered addresses.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Brazil undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Security Interest in any of its present or future revenues or properties to secure any Public External Indebtedness of Brazil, unless:

♦	the debt securities of that series are secured equally and ratably with that Public External Indebtedness; or

♦	the debt securities of that series have the benefit of another security, guarantee, indemnity or other arrangement as approved by the holders of the debt securities of that series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Brazil may create or permit to subsist:

♦	Security Interests created prior to the date of issuance of the debt securities of a particular series, including renewals or refinancings of those Security Interests, provided, however, that any renewal or refinancing of any those Security Interests secures only the renewal or extension of the original secured financing;

♦	Security Interests created or contemplated under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan and explanatory communications relating to the 1992 Financing Plan and implementing documentation for the 1992 Financing Plan, including Security Interests to secure obligations under the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness of the Republic issued upon surrender or cancellation of any of the Collateralized Bonds or the principal amount of any Indebtedness of the Republic outstanding as of April 14, 1994, in each case, to the extent those Security Interests are created to secure that Public External Indebtedness on a basis comparable to the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic in connection with a Project Financing, provided, that the property over which those Security Interests are granted consists solely of assets or revenues of the project for which the Project Financing was incurred;

♦	Security Interests securing Public External Indebtedness which

à	is issued by the Republic in exchange for secured debt of Brazilian public sector bodies (other than Brazil), and;

à	is in an aggregate principal amount outstanding that does not exceed $25,000,000 (or its equivalent in any other currency); and

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic to finance or refinance the acquisition of the assets in which those Security Interests have been created or permitted to subsist.

Definitions

“1992 Financing Plan” means the Federative Republic of Brazil 1992 Financing Plan dated December 29, 1992 sent to the international banking community with the communication dated December 29, 1992 from the Minister of Finance of Brazil.

“Collateralized Bonds” means the collateralized bonds issued under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan.

“External Indebtedness” means any Indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than any such Indebtedness that is originally issued within Brazil).

“Indebtedness” means all unsecured, unsubordinated obligations of Brazil in respect of money borrowed and guarantees given by Brazil in respect of money borrowed by others.

“Public External Indebtedness” means any Public Indebtedness which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than such Public Indebtedness that is originally issued within Brazil); settlement of original issuance by delivery of Public Indebtedness (or the instruments evidencing such Public Indebtedness) within Brazil shall be deemed to be original issuance within Brazil.

“Public Indebtedness” means any payment obligation, including any contingent liability, of any person arising from bonds, debentures, notes or other securities which:

♦	are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market (including, without limiting the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

♦	have an original maturity of more than one year or are combined with a commitment so that the original maturity of one year or less may be extended at the option of Brazil to a period in excess of one year.

“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project and the person or persons providing such financing expressly agree to limit their recourse to the project financed and the revenues derived from such project as the principal source of repayment for the moneys advanced.

“Security Interest” means any lien, pledge, mortgage, security interest or other encumbrance.

Default

Any of the following events will be an event of default with respect to any series of debt securities:

(a)  a default by Brazil in any payment of principal of or interest on any debt securities of any series, which continues for 30 days after such payment was due;

(b)  a default which is materially prejudicial to the interests of the holders of the debt securities of that series in the performance of any other obligation under the debt securities of that series, which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(c)  an acceleration of any aggregate principal amount of Public External Indebtedness of Brazil, which exceeds $25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this Public External Indebtedness when due;

(d)  a failure of Brazil to make any payment in respect of the Public External Indebtedness of Brazil in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(e)  a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on Public External Indebtedness of Brazil which does not expressly exclude the debt securities of that series and which is materially prejudicial to the interests of the holders of the debt securities of that series; or

(f)  a denial or repudiation by Brazil of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described above occurs, each holder of debt securities of any series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable; however, if an event of default described in clause (b), (c) or (d) above occurs (unless an event of default described in clause (a), (e) or (f) occurs at the time of receipt of the notice declaring the debt securities of that series due and payable), then any notice declaring the debt securities of that series due and payable becomes effective only when the fiscal agent has received these notices from holders of at least 10% in principal amount of all debt securities of that series then outstanding. Debt securities held directly by Brazil or on its behalf shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

If an event of default described in clause (a), (e) or (f) above ceases to continue, then each holder of debt securities of that series, which has declared its debt securities immediately due and payable, may rescind and annul this declaration. If an event of default described in clause (b), (c) or (d) above ceases to continue and no event of default described in clause (a), (e) or (f) above has occurred and is continuing, then all of the declarations that the debt securities are immediately due and payable may be rescinded and annulled by the affirmative vote of the holders of that series as provided under the heading “Meetings and Amendments” below.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Brazil or the registered holders of these debt securities.

Brazil may at any time purchase debt securities in any manner and for any consideration. These debt securities purchased by Brazil may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General.    A meeting of holders of debt securities of any series may be called at any time:

♦	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

♦	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Brazil may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by Brazil. If an event of default occurs and Brazil or the holders of at least 10% in aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

♦	previously canceled debt securities;

♦	debt securities called for redemption;

♦	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

♦	debt securities of a series, which have been substituted with another series of debt securities; and

♦	except in the case of any series of debt securities that has been designated Collective Action Securities, debt securities held directly by Brazil or on its behalf.

Notice.    The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum.    A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at a reconvening of a previously adjourned meeting, this meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting, except as described below.

Regulations.    The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

♦	the proof of the holding of debt securities of a series;

♦	the adjournment and chairmanship of such meeting;

♦	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

♦	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman.    The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Brazil or the holders of the debt securities of a series called the meeting, however, then Brazil or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record.    A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Brazil and another to the fiscal agent to be preserved by the fiscal agent.

Amendments.    (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

♦	the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i)  if both Brazil and the fiscal agent agree, they may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

The written consent or affirmative vote of the holder of each debt security of an affected series is required to:

♦	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

♦	reduce the principal amount of any debt security of that series;

♦	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of any debt security of that series;

♦	reduce the interest rate on any debt security of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable;

♦	change Brazil’s obligation to pay additional amounts under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;

♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court or arbitral tribunal renders a judgment or order in respect of amounts due to a holder of a debt security and this judgment or order permits Brazil to pay those amounts in a currency (the “judgment currency”) other than the currency in which the debt security is denominated (the “debt security currency”), Brazil will pay any deficiency arising or resulting from any variation in the rates of exchange between the date as of which the amount in the debt security currency is notionally converted into the amount in the judgment currency for the purposes of this judgment or order and the date of actual payment of this judgment or order.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Brazil will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Brazil or any authority of or within Brazil having power to tax (together, “Taxes”), unless that withholding or deduction is required by law. In that event, Brazil shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had that withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•	to a holder (or a third party on behalf of a holder) where that holder is liable to pay those Taxes in respect of any debt security by reason of that holder’s having some connection with Brazil other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security;

•	presented for payment more than 30 days after the Relevant Date (see below) except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period; or

•	to the extent that the Taxes to which those additional amounts relate would not have been imposed but for the failure of the holder or beneficial owners of that debt security to comply with any certification, identification or other reporting requirements concerning the nationality, residence or connection with Brazil or any political subdivision or taxing authority of or in Brazil (other than a requirement that has the effect of disclosing the nationality, residence or identity of a beneficial owner of that debt security to Brazil, any paying agency or any governmental authority), of that holder or beneficial owner, as a precondition to exemption from those Taxes.

The term “Relevant Date” in respect of any debt security means the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•	if the full amount of the money payable has not been received by the fiscal agent on or prior to that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

•	Any reference in this section to “principal” and/or “interest” includes any additional amounts which may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name.    The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

♦	the depositary notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary and Brazil does not appoint a successor depositary within 90 days; or

♦	at any time Brazil decides it no longer wishes to have all or part of the debt securities represented by a global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

♦	You cannot get debt securities registered in your name for so long as they are represented by the global security;

♦	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

♦	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

♦	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

♦	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security.    Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Brazil has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Brazil is not responsible for maintaining, supervising or reviewing those records or payments. Brazil has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Brazil may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

♦	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

♦	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

♦	reduce the principal amount of the debt securities of that series;

♦	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

♦	reduce the interest rate of the debt securities of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

♦	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Brazil is not permitted to redeem the debt securities of that series;

♦	change the definition of “outstanding” with respect to the debt securities of that series;

♦	change Brazil’s obligation to pay any additional amounts under the debt securities of that series;

♦	change the governing law provision of the debt securities of that series;

♦	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the debt securities of that series;

♦	change the status of the debt securities of that series, as described under “Debt Securities—Status of the Debt Securities” above;

♦	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Brazil refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;

♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Except as specifically set forth herein, the other terms set forth under “Debt Securities—Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Brazil may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Brazil to repurchase or exchange debt securities. If Brazil issues any warrants, each issue of warrants will be issued under a warrant agreement between Brazil and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

♦	the terms listed under the heading “Debt Securities” as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

♦	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

♦	the amount and type of debt securities that you may obligate Brazil to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

♦	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

♦	the dates on which your right to exercise your warrants or other securities begins and expires;

♦	whether and under what conditions Brazil may cancel or terminate your warrants or other securities;

♦	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

♦

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

♦	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

♦	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, the warrant agreement, the debt securities and the warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York. The laws of Brazil will govern all matters concerning authorization and execution of the securities by Brazil.

ARBITRATION AND ENFORCEABILITY

Under Brazilian law, Brazil is prohibited from submitting to the jurisdiction of a foreign court for the purposes of adjudication on the merits in any dispute, controversy or claim against Brazil arising out of or relating to the securities. Brazil has agreed, however, that any dispute, controversy or claim arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws), including the performance, interpretation, construction, breach, termination or invalidity of the securities, shall be finally settled by arbitration in New York, New York.

Under the terms of the securities, a holder of any security is deemed to have agreed to the use of arbitration to resolve any dispute, controversy or claim against Brazil arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws) unless such holder elects to bring such claim in an action in Brazil.

The decision of any arbitral tribunal shall be final to the fullest extent permitted by law. Brazil has agreed that any New York court lawfully entitled to do so may enter a judgment recognizing such an arbitral award. Brazil has agreed that in any arbitration or related legal proceedings for the conversion of an arbitral award into a judgment, it will not raise any defense that it could not raise but for the fact that it is a sovereign state and has consented to the jurisdiction of the United States District Court for the Southern District of New York for the limited purpose of converting into a judgment an arbitral award rendered against Brazil in New York. The realization upon an arbitral award rendered against Brazil would depend upon the application of the United States Foreign Sovereign Immunities Act of 1976, as amended (the “FSIA”).

Brazil has not otherwise consented to the jurisdiction of any court outside Brazil in connection with actions arising out of or based on the securities, has not appointed any agent for service of process other than for the purpose of converting an arbitral award into a judgment, and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action other than its immunity from jurisdiction in an action to recognize an arbitral award or in an action brought in Brazil. Brazil has agreed that any process or other legal summons in connection with obtaining judicial acceptance of any arbitral award in the United States District Court for the Southern District of New York may be served upon it by delivery to the Advogado Geral da União (Attorney General) of Brazil of letters rogatory or by any other means permissible under the laws of the State of New York and Brazil.

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law) other than in the limited circumstances described above in connection with an action for the judicial recognition of an arbitral award, it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the FSIA to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities. Any judgment rendered against Brazil by a court outside Brazil in an action in which Brazil has not submitted to the jurisdiction of such court or otherwise expressly waived its defense of sovereign immunity would not be enforceable against Brazil under its laws.

The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Federal Supreme Court of Brazil. The Federal Supreme Court will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Pursuant to legislation adopted in 1996, the constitutionality of which has been upheld by the Federal Supreme Court, recognition of foreign arbitral awards for purposes of enforcement in Brazil may be sought directly in the Federal Supreme Court without the need to first convert the arbitral award into a judgment in the place of arbitration.

Notwithstanding the foregoing, a holder of any security may institute legal proceedings against Brazil in the federal courts of Brazil, and Brazil has waived any immunity from jurisdiction or execution of judgment in Brazil (except for the limitation on alienation of public property referred to in Article 100 of the Civil Code of Brazil) to which it might otherwise be entitled in any such proceeding.

PLAN OF DISTRIBUTION

Brazil may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

♦	through underwriters or dealers;

♦	directly to one or more purchasers; or

♦	through agents.

Each prospectus supplement will set forth:

♦	the name or names of any underwriters or agents;

♦	the purchase price of the securities of that series;

♦	the net proceeds to Brazil from the sale of these securities;

♦	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

♦	any initial public offering price;

♦	any discounts or concessions allowed or reallowed or paid to dealers; and

♦	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Brazil may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Brazil may also sell securities of any series directly to the public or through agents designated by Brazil from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

Brazil may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Brazil under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Brazil may offer the securities of any series to present holders of other securities of Brazil as consideration for the purchase or exchange by Brazil of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Brazil may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Brazil in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Brazil by a Deputy Attorney General of the National Treasury, or another duly authorized attorney of the Office of the Attorney General of the National Treasury and by Arnold & Porter, United States counsel to Brazil, and for the underwriters, if any, by United States counsel and Brazilian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Brazilian law, Arnold & Porter may rely on the opinion of the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury). As to all matters of United States law, the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Brazilian law in this prospectus have been passed upon by the Deputy Attorney General of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance.

AUTHORIZED REPRESENTATIVE

The authorized representative of Brazil in the United States of America is the Ambassador of Brazil to the United States of America, whose address is:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

THE ISSUER

The Federative Republic of Brazil

Ministry of Finance

Secretaria do Tesouro Nacional

Esplanada dos Ministérios

Brasília, DF

Brazil

JOINT DEALER MANAGERS AND

JOINT BOOK RUNNERS

J.P. Morgan Securities Inc. 270 Park Avenue New York, New York 10017 United States Toll Free: 1-866-846-2874 Collect: 1-212-834-7279	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036 United States Toll Free: 1-877-252-1902 Collect: 1-212-761-1109

FISCAL AGENT	PAYING AGENT AND TRANSFER AGENT

JP Morgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
Institutional Trust Services 4 New York Plaza—15th Floor New York, New York 10004 United States	5 Rue Plaetís L-2338 Luxembourg Luxembourg

SETTLEMENT AGENT for the invitation	LUXEMBOURG EXCHANGE AGENT for the invitation

Deutsche Bank AG London	Deutsche Bank Luxembourg S.A.
Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Facsimile: 44 (0) 20 7547 5001 Telephone: 44 (0) 20 7547 5000	2 boulevard Konrad Adenauer L-1115 Luxembourg Luxembourg Facsimile: 352 421 22 426 Telephone: 352 421 22 460

LEGAL ADVISORS

To Brazil, as to U.S. law: Arnold & Porter 399 Park Avenue New York, New York 10022 United States	To the joint dealer managers and joint book runners, as to U.S. law: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States

To Brazil, as to Brazilian law: Dr. Manoel Felipe Rêgo Brandão Procurador-Geral da Fazenda Nacional Esplanada dos Ministérios Brasília, DF Brazil	To the joint dealer managers and joint book runners, as to Brazilian law: Pinheiro Neto Advogados Rua Boa Vista, 254, 9th Floor 01014-907 São Paulo, São Paulo Brazil

LUXEMBOURG LISTING AGENT

J.P. Morgan Bank Luxembourg S.A.

5 Rue Plaetís

L-2338 Luxembourg

Luxembourg